Exhibit 99.1

MediWound Announces CEO Transition

Ofer Gonen, current Board member and CEO of Clal Biotechnology Industries Ltd., appointed as
New CEO – Effective June 30

Will replace current CEO Sharon Malka, who will join the Board of Directors

YAVNE, Israel, May 17, 2022 -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced the appointment of Ofer Gonen as Chief Executive Officer (CEO) of MediWound as of June 30, 2022, succeeding Sharon Malka, who will join the Company's Board of Directors. Ofer Gonen has been a board member in MediWound and the CEO of Clal Biotechnology Industries, Ltd. (“CBI”), MediWound’s largest shareholder, for the past 5 years.

"As the Board and I considered how to best position MediWound for continued growth and long-term success, we determined now is the right time to transition to our next phase of leadership,” said Stephen T. Wills, Chairman of the Board. “Ofer’s expertise and capabilities align closely with our vision of growing MediWound into a global multi-asset significant contributor in the treatment of patients for burns and wound care. His extensive managerial experience in leading companies, global networking and deep understanding of MediWound’s strengths and potential, position him uniquely to lead MediWound in its further development. On behalf of the entire Board, I want to thank Sharon for his dedicated years of service and express our gratitude and deep appreciation for his contributions to the Company’s advancement and success.”

Mr. Ofer Gonen noted, “I am honored and excited to assume the role of MediWound's Chief Executive Officer. Thanks to the strong foundations built by Sharon and his team, as well as the experience and ongoing support of our Board of Directors, MediWound has tremendous potential to grow into a leading global biopharmaceutical company. I look forward to focusing my efforts to achieve the next phase of MediWound’s success as we continue to advance our lead programs to expand patient access to our technologies, and capitalize on opportunities ahead to generate significant value for our shareholders.”

Sharon Malka, CEO of MediWound stated, “I have accomplished my goal as CEO of positioning the Company for long-term success and a strong future. The Company’s pipeline portfolio is in a strong position for continued growth, including market expansion of our successful commercial product, a potential near-term launch in the U.S., and a promising best-in-class therapy for wound care. It has been an honor to lead this company and the entire team at MediWound and now I look forward to supporting Ofer in my new role as a member of the board of directors, and helping the company realize the tremendous opportunities that lie ahead.”

Ofer Gonen will assume the role of the Chief Executive Officer after serving as the CEO of Clal Biotechnology Industries Ltd. (TASE: CBI) and Cactus Acquisition Corp. 1 (Nasdaq: CCTS). He has more than 20 years of experience in managing life science investments and global business collaborations. Mr. Gonen serves as a board member of several publicly-traded biopharmaceutical technology companies, including, Gamida Cell (Nasdaq: GMDA), MediWound (Nasdaq: MDWD) and Cactus (Nasdaq: CCTS), as well as a managing partner at the Anatomy Medical Fund.  Prior to joining CBI, he was the General Manager of Biomedical Investments Ltd., and the founder and Managing Partner at Arte Venture Group. Mr. Gonen is a strong business development professional, skilled in entrepreneurship, global strategic partnerships, IPOs, licensing deals, and M&A transactions. He holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, with distinction.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care, and tissue repair.

NexoBrid®, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage in the U.S. NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx®, our next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. EscharEx was well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications in several Phase 2 trials.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development.

Committed to innovation, we are dedicated to improving quality of care and patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic.  For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Monique Kosse
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-3820
ir@mediwound.com	monique@lifesciadvisors.com